1. INTRODUCTION
This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Acreage Holdings, Inc. (the “Company”, “we”, “our”, “us” or “Acreage”), formerly known as Applied Inventions Management Corp., is for the three months ended March 31, 2019. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three months ended March 31, 2019 and 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States (“U.S.”) dollars, unless otherwise indicated.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth Corporation (the “Proposed Transaction”), including the anticipated benefits and likelihood of completion thereof. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction; other expectations and assumptions concerning the transactions contemplated in the Proposed Transaction; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019 on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The forward-looking information contained in this MD&A represents the expectations of Acreage as of the date of this MD&A and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of, the content of this MD&A.
This MD&A was prepared by management of the Company and is dated and presented as at May 30, 2019.

2. OVERVIEW OF THE COMPANY
Acreage Holdings, Inc., formerly known as Applied Inventions Management Corp., was continued into the Province of British Columbia under the Business Corporations Act (British Columbia). The Company’s Class A Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company operates through its consolidated subsidiary High Street Capital Partners, LLC (“HSCP”). HSCP, doing business as Acreage Holdings, a Delaware limited liability company, was formed on April 29, 2014. The Company became an indirect parent of HSCP on November 14, 2018 in connection with a reverse takeover (“RTO”) transaction.
HSCP was founded by Kevin Murphy to invest in the burgeoning U.S. regulated cannabis market. Historically, Acreage’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with the Company in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests, and common or preferred equity securities issued by the portfolio company.
In 2018, the Company continued the process that began in 2017 of obtaining controlling positions in nearly all portfolio companies under its ownership with the intent of becoming a single cohesive company operating across multiple states. The Company strives towards controlling as much of the supply chain as possible on a national and global scale, while also expanding investment in new cannabis technologies and products. The Company will seek to leverage its breadth of operations and first-mover advantage to create enduring brands and intellectual property that will have enduring value as the market matures and becomes increasingly competitive.
In 2019 and forward, the Company plans to continue seeking strategic investments to further its reach across the country.
The Company has invested in geographically diverse licensed dispensaries, cultivation and processing facilities and other cannabis related companies that operate in both adult use and medical authorized states across the U.S. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management services to the respective non-profit medical cannabis license holders on a contractual basis.
Today, we believe the Company is one of the leading vertically integrated multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company’s mission is to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with regulators, physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we believe we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market. We deeply believe in the transformational power that cannabis has to heal and change the world.
Highlights from the three months ended March 31, 2019
During the three months:

•	We acquired all remaining interests in NCC, LLC (“NCC”), a dispensary license holder in Illinois.

•	We closed on our definitive agreement to purchase Thames Valley Apothecary, LLC, a dispensary license holder in Connecticut, increasing our footprint to three dispensaries in the state.
Operational and Regulation Overview
We believe Acreage’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states which we operate. However, cannabis is illegal under U.S. federal law. Substantially all our revenue is derived from U.S. cannabis operations. For a regulatory overview of the states in which we operate and information about risks related to U.S. cannabis operations, please refer to the Company’s Annual Information Form (filed on April 29, 2019) filed under the Company’s profile on SEDAR.

3. SELECTED FINANCIAL INFORMATION
The following table presents selected financial data derived from the indicated periods consolidated financial statements of the Company for the three months ended March 31, 2019 and 2018 and as at March 31, 2019 and December 31, 2018. The comparative amounts presented for the three months ended March 31, 2018 are those of HSCP. The selected financial information set out below may not be indicative of the Company’s future performance.

in thousands, except	Three Months Ended March 31,
per share amounts			Change
	2019	2018	$	%
New England	$7,084	$—	$7,084	n/m
Mid-Atlantic	3,092	—	3,092	n/m
Midwest	596	—	596	n/m
West	2,125	2,197	(72)	(3)%
Revenues, net	$12,897	$2,197	$10,700	487%
Cost of goods sold	(8,361)	(1,466)	(6,895)	470%
Gross profit excluding fair value items	$4,536	$731	$3,805	521%
Realized fair value amounts included in inventory sold	(2,549)	—	(2,549)	n/m
Unrealized fair value gain on growth of biological assets	6,602	533	6,069	1,139%
Gross profit	$8,589	$1,264	$7,325	580%
Total operating expenses	(38,864)	(4,974)	(33,890)	681%
Total other income (loss)	2,522	(240)	2,762	n/m
Income tax expense	(3,421)	(236)	(3,185)	1,350%
Net loss	$(31,174)	$(4,186)	$(26,988)	645%
Less: net income (loss) attributable to non-controlling interests	(7,151)	88	(7,239)	n/m
Net loss attributable to Acreage Holdings, Inc.	$(24,023)	$(4,274)	$(19,749)	462%
Net loss per share attributable to Acreage Holdings, Inc. - basic and diluted	$(0.30)	$(0.09)	$(0.21)	233%
Net income (loss) per share attributable to non-controlling interests - basic and diluted	(0.09)	0.01	(0.10)	n/m
Net loss per share - basic and diluted	$(0.39)	$(0.08)	$(0.31)	388%
			Change
	March 31, 2019	December 31, 2018	$	%
Cash and cash equivalents	$64,183	$104,943	$(40,760)	(39)%
Short-term investments	74,822	149,090	(74,268)	(50)%
Inventory	24,649	17,656	6,993	40%
Biological assets	7,814	8,440	(626)	(7)%
Capital assets, net	66,260	45,043	21,217	47%
Intangible assets, net	239,778	153,953	85,825	56%
Goodwill	40,137	32,116	8,021	25%
Total assets	572,905	571,821	1,084	—%
Total debt	8,014	15,635	(7,621)	(49)%
Total non-current liabilities	49,476	32,147	17,329	54%
n/m - Not meaningful

Results of operations for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018
Revenues
The Company derives its revenues from sales of cannabis and cannabis-infused products through retail dispensary and cultivation businesses, as well as from management fees from entities for whom we provide management services. As at March 31, 2019, Acreage had five operational dispensary facilities in Oregon (three in Portland, one in Eugene and one in Springfield), four in New York (Buffalo, Farmingdale, Middletown, and Queens), three in Connecticut (Bethel, South Windsor and Uncasville), one in Baltimore, Maryland, one in Worcester, Massachusetts, one in Rolling Meadows, Illinois and one in Fargo, North Dakota.

Acreage has cultivation facilities in Sinking Spring, Pennsylvania, Sterling, Massachusetts, Syracuse, New York and Freeport, Illinois. Acreage also collects management services revenues in Maine.

	Three Months Ended March 31,
in thousands			Change
	2019	2018	$	%
New England	$7,084	$—	$7,084	n/m
Mid-Atlantic	3,092	—	3,092	n/m
Midwest	596	—	596	n/m
West	2,125	2,197	(72)	(3)%
Revenues, net	$12,897	$2,197	$10,700	487%
The increase in revenues in the three months ended March 31, 2019 was primarily driven by the acquisitions of D&B and PWCT in our New England region and the start of operational sales from PWPA in our Mid-Atlantic region.
Cost of goods sold and gross profit
Gross profit is revenue less cost of goods sold, plus or minus the fair value changes in biological assets for the period. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes allocations of rent, administrative salaries, utilities and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

	Three Months Ended March 31,
in thousands			Change
	2019	2018	$	%
Revenues, net	$12,897	$2,197	$10,700	487%
Cost of goods sold	(8,361)	(1,466)	(6,895)	470%
Gross profit excluding fair value items	$4,536	$731	$3,805	521%
Realized fair value amounts included in inventory sold	(2,549)	—	(2,549)	n/m
Unrealized fair value gain on growth of biological assets	6,602	533	6,069	1,139%
Gross profit	$8,589	$1,264	$7,325	580%
The increase in cost of goods sold and gross profit excluding fair value items in the three months ended March 31, 2019 was driven by the increased sales at D&B, PWCT and PWPA.
The Company’s fair value adjustments in the three months ended March 31, 2019 pertained to biological assets at our Pennsylvania, New York, Massachusetts and Illinois cultivation locations.
Gross margin, excluding fair value items was 35% and 33% in the three months ended March 31, 2019 and 2018, respectively.
Total operating expenses
Total operating expenses consist primarily of costs incurred at our corporate offices and operational subsidiaries, personnel costs, including salaries, benefits and share based compensation, marketing and other professional service costs, including legal and accounting. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in stock compensation expense related to recruiting and hiring talent, as well as increases in accounting, legal and professional fees associated with being a publicly traded company.

	Three Months Ended March 31,
in thousands			Change
	2019	2018	$	%
Total operating expenses	(38,864)	(4,974)	(33,890)	681%
The increases in operating expenses were driven by increased general and administrative and compensation expenses. These reflect the increased volume and complexity of services required as the Company’s operations increased over the year, such as increased legal and other professional fees incurred, increased compensation expenses driven by stock compensation in connection with our public listing and the increased headcount from the scaling up of operations.
Total other income (loss)

	Three Months Ended March 31,
in thousands			Change
	2019	2018	$	%
Total other income (loss)	2,522	(240)	2,762	n/m
The increase of total other income was primarily driven by the mark-to-market of certain equity method investments, which resulted in a $2,509 increase in Income from investments, net.
We expect these other income (loss) items to continue to decline going forward as a result of the substantial completion of the roll-up of the former minority investments of HSCP.
Net loss

	Three Months Ended March 31,
in thousands			Change
	2019	2018	$	%
Net loss	$(31,174)	$(4,186)	$(26,988)	645%
Less: net income (loss) attributable to non-controlling interests	(7,151)	88	(7,239)	n/m
Net loss attributable to Acreage Holdings, Inc.	$(24,023)	$(4,274)	$(19,749)	462%
The increases in net loss are driven by the factors discussed above.
The increase in loss allocated to the non-controlling interests was driven by the RTO transaction. Certain former HSCP members contributed their units in HSCP to Acreage Holdings, WC, Inc. (“USCo2”) in exchange for non-voting shares of USCo2, and certain executive employees and profits interests holders remained unitholders of HSCP. These non-voting shares and units are exchangeable for either one Subordinate Voting Share of the Company or cash, as determined by the Company.
Summary of quarterly results
The following table presents selected financial information for the Company’s five most recently completed quarters.

(in thousands, except per share amounts)	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18
Revenue	$12,897	$10,472	$5,504	$2,951	$2,197
Net income (loss) attributable to Acreage Holdings, Inc.	(24,023)	(202,877)	(4,509)	5,996	(4,274)
Net income (loss) per share attributable to Acreage Holdings, Inc. - basic and diluted	(0.30)	(2.46)	n/a	n/a	n/a
4. LIQUIDITY AND CAPITAL RESOURCES
Our primary uses of capital include acquisitions, capital expenditures, servicing of outstanding debt and operating expenses. Our primary source of capital is funds generated by financing activities. To date, we have used private financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, to make planned capital expenditures, to acquire other entities or investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance, cash flows and ability to obtain equity or debt financing, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

Change in Cash	Three Months Ended March 31,		Change
	2019	2018	$	%
Net cash used in operating activities	$(13,205)	$(8,692)	$(4,513)	52%
Net cash used in investing activities	(16,424)	(3,322)	(13,102)	394%
Net cash provided by (used in) financing activities	(11,131)	2,345	(13,476)	n/m
Change in cash	$(40,760)	$(9,669)	$(31,091)	322%
n/m - Not meaningful

As at March 31, 2019, we had $64,183 of cash and cash equivalents, $95 of restricted cash and $163,856 of working capital surplus (current assets minus current liabilities), compared with $6,562 of cash and cash equivalents, $95 of restricted cash and $1,620 of working capital surplus as at March 31, 2018. The increase in cash and cash equivalents was primarily driven by the proceeds received from the private placement completed prior to the RTO.
We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.
Cash used in operating activities
Net cash used in operating activities increased $4,513, or 52%, to $13,205 for the three months ended March 31, 2019, primarily driven by higher usage of cash in current year accounts payable and accrued liabilities due to timing of payments and an increase of general and administrative expenses and compensation expense.
Cash used in investing activities
Net cash used in investing activities increased $13,102, or 394%, to $16,424 for the three months ended March 31, 2019, primarily driven by the purchase of cannabis license holders and management contracts and by capital expenditures and loans made to subsidiaries to build out facilities, partially offset by proceeds from the maturing of short-term investments in U.S. treasury bills.
Cash provided by financing activities
Net cash used in financing activities was $11,131 for the three months ended March 31, 2019, primarily driven by the repayment of seller’s notes issued in connection with our roll-up transactions as well as the payment of taxes withheld on behalf of investors.
Net cash provided by financing activities was $2,345 for the three months ended March 31, 2018, primarily driven by capital contributions made by our non-controlling interests.
Contractual obligations
The Company entered into membership interest purchase agreements with Greenleaf, which are subject to closing conditions such as the approval of license transfers by state regulators. No contingent assets were recognized as part of this transaction.
On March 12, 2019, the Company entered into a definitive agreement to acquire Kanna, Inc., a dispensary license holder in Oakland, California, for consideration of approximately $11,500 in Subordinate Voting Shares. The transaction is expected to close in the second half of 2019.
During the year ended December 31, 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for cash consideration of $10,000. The transaction is expected to close in the first half of 2019.
The Company has the following commitments (revolving lines of credit) related to its investments:

		Balance as at
Counterparty	Maximum Obligation	March 31, 2019	December 31, 2018
Greenleaf	$24,000	11,243	7,030
Form Factory	8,000	$7,924	$—
CCF	12,500	$5,828	$5,616
Prime Alternative Treatment Center, Inc. (a)	4,650	4,650	4,650
Patient Centric of Martha’s Vineyard, Ltd.	4,000	3,714	856
Health Circle, Inc. (b)	8,000	1,824	1,519
Total		$35,183	$19,671
(a) Prime Alternative Treatment Center, Inc. is a non-profit license holder in New Hampshire managed by the Company’s consolidated subsidiary PATCC.
(b) Health Circle, Inc. is a non-profit license holder in Massachusetts managed by the Company’s consolidated subsidiary MA RMD SVCS, LLC.

The Company is subject to other capital commitments and similar obligations. As at March 31, 2019 such amounts were not material.
5. OFF-BALANCE SHEET ARRANGEMENTS
The Company has indemnification obligations with respect to surety bonds primarily used as security against non-performance in the amount of $5,000 as at March 31, 2019 which are not recorded on the unaudited Condensed Interim Consolidated Statements of Financial Position.
As at the date of this filing, the Company does not have any other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6. TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.
Related party promissory notes receivable
Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.
Other current assets
In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as HSCP forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense during the three months ended March 31, 2018.
Key management personnel compensation
The Company’s compensation expense related to key management personnel for the three months ended March 31, 2019 and 2018 totaled $5,979 and $183, respectively, which includes cash and equity-based compensation.
7. PROPOSED TRANSACTIONS
Form Factory, Inc. (“Form Factory”)
On April 16, 2019, the Company’s acquisition of Form Factory, a multi-state manufacturer and distributor of cannabis-based edibles and beverages, closed upon state approval for consideration of approximately $160,000 in Subordinate Voting Shares (6,287 SVS).
Deep Roots Medical, LLC (“Deep Roots”)
On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots, a vertically integrated license holder in Nevada, for consideration of approximately $100,000 in HSCP units (4,762 units) and $20,000 in cash.
In respect to the above acquisitions, the Company is in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.
Canopy Growth Corporation (“Canopy Growth”)
On April 18, 2019, the Company announced that it had entered into a definitive arrangement agreement with Canopy Growth, as amended on May 15, 2019 (the “Arrangement Agreement”), pursuant to which it is proposed that the Company will complete an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, among other things, the Articles of the Company will be amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of the Company (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the Arrangement Agreement.
Under the terms of the Arrangement Agreement, the Articles of the Company will be amended to provide Canopy Growth with the Canopy Growth Call Option in exchange for an aggregate payment of US$300 million to shareholders and certain holders of securities exchangeable for Acreage Shares (as described in the Arrangement Agreement). This payment will be made to the eligible securityholders as soon as practicable following the implementation of the Arrangement (the “Initial Effective Time”).

Upon the occurrence of the Triggering Event, Canopy Growth is required to exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Class A subordinate voting shares (the “Subordinate Voting Shares”) of Acreage (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement) (the “Exchange Ratio”). At the Initial Effective Time, the Company and Canopy Growth will enter into a licensing agreement granting the Company access to certain of Canopy Growth’s intellectual property, in the form appended to the Arrangement Agreement. The Arrangement Agreement includes a termination fee of $150 million payable by the Company to Canopy Growth in the event that the Arrangement Agreement is terminated under certain circumstances and the Arrangement Agreement provides for the parties to reimburse one another through certain expense reimbursement payments should the Arrangement Agreement be terminated in certain circumstances.
HSCP unit holders will be required to convert their units within three years following the closing of the Arrangement as will holders of non-voting shares of USCo2.
The Company will be permitted to issue up to an additional 58 million Subordinate Voting Shares, together with an additional 5.2 million Subordinate Voting Shares in respect of potential and pending acquisitions without any adjustment being required to the Exchange Ratio. The Exchange Ratio is subject to adjustment in the circumstances set out in the Arrangement Agreement.
8. CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES
This MD&A should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2018 and 2017. The Company implemented the following additional policies beginning January 1, 2019:
Leases
The Company adopted IFRS 16 - Leases (“IFRS 16”) on January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17 - Leases (“IAS 17”). Leasing activity for the Company typically involves the leases of land or buildings to operate cannabis dispensaries, processing or cultivation facilities or corporate offices.
The Company previously classified leases as either operating or finance leases from the perspective of the lessee. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective cumulative catch-up approach beginning on January 1, 2019. Under this approach, the Company did not restate its comparative amounts and recognized a right-of-use asset equal to the present value of the future lease payments. The Company elected to apply the practical expedient to only transition contracts which were previously identified as leases under IAS 17, and also elected to not recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company accounted for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.
Right-of-use assets and lease liabilities of $12,575 were recorded as at January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.9%. Refer to Note 8 and Note 10 for discussion on the impact for the three months ended March 31, 2019.
The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$12,075

Discounted using the Company’s incremental borrowing rate as at January 1, 2019	$8,235
Extension options reasonably certain to be exercised	4,340
Total lease liabilities recognized at January 1, 2019	$12,575
Policy applicable from January 1, 2019
At inception of a contract, the Company assesses whether a contract is, or contains, a lease, depending on if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset, initially measured at cost and subsequently depreciated using the straight-line method over the shorter of the asset’s useful life (determined on the same basis as capital assets) or the end of the lease term. A corresponding lease liability is recognized, initially measured at the present value of the future lease payments (which include payments under extension options that the Company is reasonably certain to exercise), discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method.
The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments resulting from a change in index or rate or if the Company changes its assessment of whether it will exercise an option to extend, purchase or terminate. Should the corresponding right-of-use asset have been reduced to zero when the lease liability is remeasured, the adjustment would be recorded through profit or loss.
The Company has exercised judgment to determine both the applicable discount rate as well as the lease term for lease contracts that contain renewal options. The discount rate used is based on the Company’s incremental borrowing rate and is risk-adjusted based on a variety of factors, such as location and planned use. The assessment of whether the Company is reasonably certain to exercise renewal options impacts the lease term, which directly affects the amount of right-of-use assets and lease liabilities recognized.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.
Market risk
Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.
Credit risk
The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at March 31, 2019 is the carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company calculates ECLs based on analysis of the creditworthiness of the counterparties, collateral held and future expected cash flows within the cannabis industry. The calculation considers the maximum amount allowable to be drawn in the future under line of credit agreements. Refer to Note 7 of the unaudited condensed interim consolidated financial statements for further discussion.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at March 31, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities which have contractual maturity dates within one year, seller’s notes which are payable within one year, long-term debt, which matures in 2021 and lease liabilities, which are summarized in Note 10 of the unaudited condensed interim consolidated financial statements for further discussion. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at March 31, 2019, management regards liquidity risk to be low.
Asset forfeiture risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk
Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.
In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.
Capital risk management
The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the three months ended March 31, 2019.
10. OUTSTANDING SHARE DATA
The following share capital data is current as of the date of this document:

Shares Outstanding (expressed in 000s)	Subordinate Shares (on an as converted basis)
Issued and Outstanding Shares:
Subordinate Voting Shares	59,169
Subordinate Voting Shares held in treasury	(842)
Proportionate Voting Shares (1)	28,179
Multiple Voting Shares	168
Total Company shares	86,674
Non-controlling interest convertible units	27,223
Total Issued and Outstanding	113,897

Options	4,902
Warrants	2,262
RSUs	1,802
HSCP unvested profits interests	1,200
Fully Diluted	124,063
(1) Presented on an as converted basis at the forty Subordinate Voting Shares to one Proportionate Voting Share exchange ratio.